FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Date of Event Requiring Statement (Month/Day/Year)	4. Issuer Name and Ticker or Trading Symbol
Fiock, Norman E.	**April 10, 2002**	**PremierWest Bancorp PRWT**

(Last) (First) (Middle)		5. Relationship of Reporting Person(s) to Issuer (Check all applicable)		6. If Amendment, Date of Original (Month/Day/Year)
1455 E. McAndrews	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	**X** Director	_____ 10% Owner	**04/15/2002**
(Street)		_____ Officer (give title below)	_____ Other (specify below)	7. Individual or Joint/Group Filing (Check Applicable Line)
Medford, OR 97504				**X** Form filed by One Reporting Person
				____Form filed by More than One Reporting Person

(City) (State) (Zip)	**Table I - Non-Derivative Securities Beneficially Owned**

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	**201,808**	**I**	**By Trust**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(Over)

SEC 1473 (3-99)

FORM 3 (continued)   Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
   See Instruction 6 for procedure.

04/16/2002

_____   _____

** Signature of Reporting Person   Date

**Gordon Crim, Attorney in Fact for
Norman E. Fiock**

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SEC 1473 (3-99)